FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2004


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Canons Court
                               22 Victoria Street
                                 Hamilton HM 12
                                     Bermuda
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X    Form 40-F
                                   -----           -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes        No  X
                                     -----     -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the press release issued by Nordic American Tanker Shipping Limited ("NAT" or the "Company") on December 17, 2004.

Exhibit 1

Nordic American Tanker Shipping Ltd. (NAT) - (NYSE: NAT) (OSE: NAT) Letter to the Shareholders

Hamilton, Bermuda, December 17, 2004

Dear Shareholder:

With 2004 coming to a close, I would like to send you this message, providing a snapshot of where we stand at this time.

2004 has been a very exciting year for NAT, the most notable development being that the company has been turned into an operating company. Thereafter, the company may expand its operations. NAT could not do that in the past because of the Bye Laws of the company. Two of our ships (Nordic Hawk and Nordic Hunter) have been rechartered to BP on time charters for three years at market related rates - in direct continuation of the BP contracts that expired in September and October. According to the terms of the contracts, NAT will receive the spot market rate minus five per cent according to an agreed formula which contains neither a floor nor a ceiling.

The market related rates for our two ships that are chartered to BP eliminate the risk of not finding immediate employment in the spot market and are an attractive alternative to the costs of rapidly building a spot chartering operation in-house. Since NAT has become an operating company, NAT has assumed the responsibility of providing crews and of operating the ships technically. These functions have been outsourced to a first class technical manager of high reputation.

The company became an operating company on October 18th 2004 when the last charter from BP was rearranged. A short time thereafter we acquired the 1997-built double hull Suezmax tanker, the Wilma Yangtze. The ship was chartered back to the seller under a contract that expires at the end of January 2005. The addition of Wilma Yangtze to our fleet is accretive to our earnings and dividend compared with a fleet of three ships, and that vessel remains accretive irrespective of spot rate levels in the future. Starting in February 2005, we expect that we shall have three ships in the spot market for the time being. The fourth ship is on long term contract - providing us with what we believe to be the lowest cash break even among tanker companies that are publicly listed.

It is the expressed policy of the Board to pursue a high dividend payout policy. Another important dimension of our strategic platform is expansion of our fleet of high quality and environmentally friendly vessels.

The focus on the environment is a never ending process. During the last few weeks there have been two incidents involving vessels, unconnected with us, in US waters, one in Alaska and one near Philadelphia, incidents receiving a lot of attention in the press. This development puts even greater focus on the need for first class technical operations, good ships and protection of the environment. As you know, our double hull ships are of a first class standard.

Relatively speaking, NAT now has the strongest balance sheet among publicly traded companies in the tanker industry, having no debt. In addition, we have been able to raise a USD 300 million credit line which is a forceful tool for expansion. This credit line has been provided by four top rated international shipping banks and is a sign of the trust that these banks have placed in our company.

Given the strength of our balance sheet, our policy in general is not to accumulate cash over time in the company. We are of the view that the cash belongs to you, our shareholders. In our view, it is also expensive to carry cash on the balance sheet compared with the price of having the credit line.

We wish to expand when the timing is right. However, growth should not take placFe at the expense of profitability and our ability to continue to pay dividends.

Shipping rates have shown great volatility in the past and are difficult to predict. During the last months the market has been very strong. A good tanker company management in our judgement does not so much try to predict rates as it must plan to be successful in the midst of uncertainty. At the time of writing, spot rates are strong although the market traditionally slows down towards the end of the year. Rates may rise from here, they may remain at the same level or they may drop.

Our general view is that the tanker market dynamics are favourable. However, based upon our long experience in the industry, we know that the future may take another course. For NAT, with our goal of serving our shareholders in the most efficient manner, it is always a question of adapting to the market as the market may develop. We now have a very good foundation for the further development of the company.

In addition to shareholders, our valued customers represent a very important constituency. I am very pleased to report that we enjoy a high reputation with all our friends in the oil industry - also a platform on which to build in the future. Our focus on customers will never cease.

Our policy is that any project that we may undertake must be accretive to earnings and dividends per share. We do not intend to deviate from that policy.

We are overwhelmed by the support shareholders give our company. Many of you are in direct communication with us, expressing views and comments on the status of the company. Such an active approach is very much appreciated.

I take this opportunity to wish all of you the best for Christmas and for the New Year. We always welcome and encourage your active participation in the development of the company. Please see our website: www.nat.bm where you find all the contact details.

Again, thank you very much!

Sincerely,
Herbjorn Hansson
Chairman and CEO


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement and our Annual Report on Form 20-F.

Contacts:
Scandic American Shipping Ltd
Manager for
Nordic American Tanker Shipping Ltd.
P.O Box 56
3201 Sandefjord
Norway
Tel: + 47 33 42 73 00 E-mail: info@scandicamerican.com
                              ------------------------
Web-site: www.nat.bm

Rolf Amundsen
Chief Financial Officer
Nordic American Tanker Shipping Ltd.
Tel: +1 800 601 9079 or + 47 908 26 906

Herbjorn Hansson
Chairman & CEO
Nordic American Tanker Shipping Ltd.
Tel: +1 866 805 9504 or + 47 901 46 291

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  December 22, 2004                          By: /s/ Herbjorn Hansson
                                                       -------------------------
                                                       Herbjorn Hansson
                                                       President and
                                                       Chief Executive Officer



01318.0002 #535118